

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2021

Randy Milby
Chief Executive Officer
Hillstream BioPharma Inc.
1200 Route 22 East, Suite 2000
Bridgwater, NJ 08807

> **Re: Hillstream BioPharma Inc.**
> **Amendment No. 2 to Draft Registration Statement**
> **Submitted August 4, 2021**
> **File No. 377-04884**

Dear Mr. Milby:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1

Cover Page

1.   We reissue comment 2. Revise to clarify if you will proceed with the offering if the stock is not approved for listing on The Nasdaq Capital Market.

Gatefold, page i

2.   We reissue comment 3 as the graphic has not changed in the ways indicated in your response to the comment.

Industry and Market Data, page 48

3.   We reissue comment 14. Revise to clarify that you are responsible for the disclosure in your document.

Business, page 60

4.   We reissue comment 19 to the extent the graphic on page 69 remains illegible.

Intellectual Property, page 80

5.   Refer to comment 21. Clarify to which of your products each patent family relates.

Certain Relationships and Related Person Transactions, page 95

6.   You state that on December 22, 2020, you issued Leonard Mazur a subordinated convertible promissory note in the principal amount of $300,000. We note from page 86 that Mr. Mazur has served on the Board since July 2021. Please revise to disclose the nature of any prior relationship you had with him and/or the basis for issuing him a convertible promissory note approximately seven months prior to his Board appointment. Please address where this amount is reflected in the financial statements as of December 31, 2020. We note from page F-34 that the subordinated convertible promissory notes to date have been issued "principally all to the Chief Executive Officer and founder".

       You may contact Jenn Do at 202-551-3743 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at 202-551-6902 or Chris Edwards at 202-551-6761 with any other questions.

                                          Sincerely,

                                          Division of Corporation Finance
                                          Office of Life Sciences

cc: Jeffrey Fessler, Esq.